FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2009

Commission File Number 1-15184

SADIA S.A.

(Exact Name as Specified in its Charter)

N/A
--------------------------------------
(Translation of Registrant's Name)

Rua Fortunato Ferraz, 659
Vila Anastacio, Sao Paulo, SP
05093-901 Brazil
(Address of principal executive offices) (Zip code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   [X]                    Form 40-F    [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    [   ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   [    ]                           No   [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused the Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 14, 2009

SADIA S.A.

By:/s/José Luís Magalhães Salazar
----------------------------------
Name: José Luís Magalhães Salazar
Title: Investor Relations Officer

2Q09	São Paulo - August 14, 2009 - A SADIA S.A. (BM&FBOVESPA: SDIA3 and SDIA4; NYSE: SDA; LATIBEX: XSDI), a national leader in the segment of processed food, releases today its results for the second quarter of 2009 (2Q09). The Company's operating and financial information are presented in thousands of reais, except where indicated otherwise, based on consolidated figures and in accordance with corporate legislation. In this release, all comparisons are made in relation to the same period in 2008 (2Q08), except where specified otherwise.

Data on 08/13/2009

 Sadia ON (SDIA3)= R$5.55/share

 Sadia PN (SDIA4)= R$5.60/share

 Sadia ADR (SDA) = US$ 9.11

          (1 ADR = 3 shares)

 Sadia Latibex (XSDI) = € 2.11

Market Value - Bovespa

R$ 3.8 billion

US$ 2.1 billion

Conference Calls

08/17/2009

English – 2:00 p.m.

Portuguese – 3:30 p.m.

Telephones for Connection:

 Brazil: +55 11 4688-6361

 USA: (1 800) 860-2442

 Other Countries: (1 412) 858-4600

Webcast: http://ri.sadia.com.br

Investor Relations

José Luis Magalhães Salazar

Finance and Investor Relations Director

Phone: +55 11 2113-3555

Christiane Assis

Phone: +55 11 2113-3552

Christiane.Assis@sadia.com.br

Silvia Helena Madi Pinheiro

Phone: +55 11 2113-3197

Silvia.Pinheiro@sadia.com.br

Sônia Biajoli

Phone: +55 11 2113-3686

sonia.biajoli@sadia.com.br

ri@sadia.com.br

www.sadia.com.br

Ligia Montagnani

IR Consultant

Phone: (11) 3897-6405

Ligia.montagnani@firb.com

"Our results for the second quarter of 2009 show an improvement in relation to the results of the first quarter. Gross revenues reached R$ 3.0 billion, which was 3.9% higher than 1Q09 and total volume of sales grew 7.6%. Performances were positive especially in the domestic market. Comparing the results of 2Q09 with those of 2Q08 we see a maintance in the generation of revenues and in volumes. Growth in sales in the domestic market compensated the drop in exports. The segment of processed products recorded an increase of 11.6% in volume and of 20% in revenues in relation to the same quarter the previous year. Sales in the domestic market were responsible for 58.5% of the Company's total revenues in 2Q09, compared to 51.2% in 2Q08. This higher percentage from the domestic market was due to the increase in sales of processed products and poultry. The export market showed improvements in relation to the first quarter but sales continue to be lower than those in the 2Q08. Sadia closed the second quarter of 2009 with a net income of R$ 346.3 million, 124.8% higher than the 2Q08. The devaluation of the dollar for the second quarter in relation to the first quarter was around 13% and had an effect on the better financial result for the 2Q09, affecting the net debt on March 31 which fell R$ 749.2 million to R$ 6.1 billion on June 30, mostly due to the larger financial result. Last year we consolidated the growth strategy in segments and products of higher added value, and we realized a record volume of investments in projects that made it possible for us to expand our production capacity, adopt new technologies, and improve the infrastructure of distribution and logistics. We are confident that in spite of the instability in the foreign market, Sadia is taking the necessary actions with the intent to minimize the impact of this volatility in its results.”

Gilberto Tomazoni

Chief Executive Officer

HIGHLIGHTS – R$ THOUSAND

	1S08	1S09	1S09/ 1S08	2Q08	2Q09	2Q09/ 2Q08
Gross Operating Revenue	5,528,961	5,837,285	5.6%	2,941,678	2,974,750	1.1%
Domestic Market	2,894,579	3,442,397	18.9%	1,507,072	1,740,036	15.5%
Export Market	2,634,382	2,394,888	-9.1%	1,434,606	1,234,714	-13.9%
Net Operating Revenue	4,882,560	5,030,879	3.0%	2,608,031	2,572,746	-1.4%
Gross Profit	1,177,640	957,151	-18.7%	639,344	570,914	-10.7%
Gross Margin	24.1%	19.0%		24.5%	22.2%
Operating Expenses	291,284	53,833	-81.5%	157,507	112,399	-28.6%
Operating Expenses Margin	6.0%	1.1%	0.0%	6.0%	19.7%	0.0%
Net Income	402,335	107,129	-73.4%	154,069	346,325	124.8%
Net Margin	8.2%	2.1%		5.9%	13.5%
EBITDA	544,295	310,533	-42.9%	287,358	248,031	-13.7%
EBITDA Margin *	11.1%	6.2%		11.0%	9.6%
Exports / Gross Revenue	47.6%	41.0%		48.8%	41.5%
(*) Considering non recurring effects of 2Q09, EBITDA margin = 7.5%

GROSS OPERATING REVENUE – R$ MILLION

The Company's gross operating revenue reached R$ 5.8 billion in 1H09, which is 5.6% higher than the same period in 2008. The performance of sales and prices in the internal market were fundamental for this growth. The internal market contributed with 58.5% and the export market with 41.5%. Income in 2Q09 was R$ 3.0 billion, which was 1.1% higher than that achieved in 2Q08 and having 58.5% of its origin in the internal market and 41.5% in the export market.

Total volume sold by the Company in 1H09 and 2Q09 basically stayed in line with that which was reached in the same periods last year. There was an increase of 13.2% in the internal market in physical sales compared to the first half of last year and a growth of 15.2% compared with the same quarter last year. On the other hand, the volumes sold in the export market decreased by 10.6% in 1H09 and by 12.3% in 2Q09 compared to the same periods in 2008.

SALES

	1S08	1S09	1S09/ 1S08	2Q08	2Q09	2Q09/ 2Q08
Tons	1,103,196	1,108,134	0.4%	570,045	570,621	0.1%
Processed Products	488,214	531,795	8.9%	245,113	273,646	11.6%
Poultry	514,058	478,789	-6.9%	270,924	245,851	-9.3%
Pork	70,508	71,557	1.5%	37,438	34,964	-6.6%
Beef	30,416	25,993	-14.5%	16,570	16,160	-2.5%

R$ thousand	5,528,961	5,837,285	5.6%	2,941,678	2,974,750	1.1%
Processed Products	2,611,733	3,157,310	20.9%	1,357,635	1,629,532	20.0%
Poultry	2,156,218	1,970,568	-8.6%	1,167,200	1,011,087	-13.4%
Pork	370,702	365,576	-1.4%	210,859	182,820	-13.3%
Beef	179,249	157,968	-11.9%	100,988	95,021	-5.9%
Other	211,059	185,863	-11.9%	104,996	56,290	-46.4%

The processed products segment was responsible for 54.1% of the total revenues generated and 48.0% of the sales volume in 1H09 totaling R$ 3.2 billion and 531.8 thousand metric tons, which represented increases of 20.9% and 8.9% in relation to 1H08. The quantity of revenues and volumes sold in the 2Q09 in this segment remained practically the same, with revenues reaching R$ 1.6 billion and volumes at 273.6 thousand metric tons, which is 20.0% and 11.6% higher, respectively, to the values of 2Q08. Increases to the average prices were 11.0% for the semester and 7.4% in the quarter compared to the same periods last year.

Revenues generated from the poultry segment represented approximately 34% of the total recorded by the Company for 1H09 and 2Q09, which totaled R$ 2.0 billion and R$ 1.0 billion respectively, recording decreases of 8.6% and 13.4% when compared with the same periods in 2008. Physical sales were responsible for approximately 43% of the Company's total, reaching 478.8 thousand metric tons for 1H09 and 245.9 thousand metric tons in 2Q09, which is a decrease of 6.9% and 9.3% in relation to 1H08 and 2Q08. When compared with the same half and quarter of the previous year, the average prices of this protein recorded negative growth of 1.7% and 4.6% respectively.

Revenues from the pork segment totaled R$ 365.6 million in 1H09 and R$ 182.8 million in 2Q09, which was 1.4% and 13.3% lower when compared with 1H08 and 2Q08. Physical sales of this protein totaled 71.6 thousand metric tons and 35.0 thousand metric tons in 1H09 and 2Q09 respectively, representing an increase of 1.5% in relation to 1H08 and a drop of 6.6% in relation to 1Q08. Average prices in this segment were 2.9% and 7.1% lower compared to 1H08 and 2Q08.

The beef segment recorded revenues of R$ 158.0 million, which were 11.9% lower in relation to 1H08. The volume sold was 26.0 thousand metric tons, which was 14.5% lower than 1H08 and the average price had an increase of 3.2%. Revenues generated reached R$ 95.0 million in 2Q09 and physical sales were 16.2 thousand metric tons representing decreases of 5.9% and 2.5% in relation to the same periods in 2008. The average price charged in the quarter was 3.4% lower than 2Q08.

BREAKDOWN OF GROSS OPERATING REVENUES

SALES

R$ thousand	1S08	1S09	1S09/ 1S08	2Q08	2Q09	2Q09/ 2Q08
Domestic Market	2,894,579	3,442,397	18.9%	1,507,072	1,740,036	15.5%
Processed Products	2,330,265	2,858,195	22.7%	1,211,941	1,477,581	21.9%
Poultry	214,237	261,612	22.1%	106,503	128,974	21.1%
Pork	113,626	132,921	17.0%	65,224	66,830	2.5%
Beef	51,496	54,549	5.9%	34,961	33,274	-4.8%
Other	184,955	135,120	-26.9%	88,443	33,377	-62.3%
Export Market	2,634,382	2,394,888	-9.1%	1,434,606	1,234,714	-13.9%
Processed Products	281,468	299,115	6.3%	145,694	151,951	4.3%
Poultry	1,941,981	1,708,956	-12.0%	1,060,697	882,113	-16.8%
Pork	257,076	232,655	-9.5%	145,635	115,990	-20.4%
Beef	127,753	103,419	-19.0%	66,027	61,747	-6.5%
Other	26,104	50,743	94.4%	16,553	22,913	38.4%
Total	5,528,961	5,837,285	5.6%	2,941,678	2,974,750	1.1%

Tons	1S08	1S09	1S09/ 1S08	2Q08	2Q09	2Q09/ 2Q08
Domestic Market	512,372	580,212	13.2%	257,150	296,316	15.2%
Processed Products	429,065	481,010	12.1%	214,937	247,637	15.2%
Poultry	51,220	62,507	22.0%	24,150	29,694	23.0%
Pork	21,876	26,267	20.1%	12,012	12,873	7.2%
Beef	10,211	10,428	2.1%	6,051	6,112	1.0%
Export Market	590,824	527,922	-10.6%	312,895	274,305	-12.3%
Processed Products	59,149	50,785	-14.1%	30,176	26,009	-13.8%
Poultry	462,838	416,282	-10.1%	246,774	216,157	-12.4%
Pork	48,632	45,290	-6.9%	25,426	22,091	-13.1%
Beef	20,205	15,565	-23.0%	10,519	10,048	-4.5%
Total	1,103,196	1,108,134	0.4%	570,045	570,621	0.1%

Domestic Market

Revenues recorded for the domestic market were 18.9% higher than those for the 1H09 totaling R$ 3.4 billion and the physical sales reached 580.2 thousand metric tons, which was an increase of 13.2% in relation to 1H08. For the quarter, income totaled R$ 1.7 billion and the volume sold reached 296.3 thousand metric tons, which are amounts that are 15.5% and 15.2% higher than those recorded in 1H08 and 2Q08. This increase in both revenues and volumes was the result of the strategy to benefit the mix and brand of Sadia's products in order to generate results. The average prices grew 7.8% for the first half of the year and 4.3% in the quarter when compared to the same periods of 2008. The performance of the segments of processed products and poultry were the highlights of the period.

The segment of processed products was responsible for 83.0% of the Company's revenues in this market and recorded growths of 22.7% and 21.9% respectively for 1H09 and 2Q09 totaling R$ 2.9 billion and R$ 1.5 billion respectively. Physical sales of this segment were also higher by 12.1% and 15.2% compared with 1H08 and 2Q08 reaching 481.0 thousand metric tons and 247.6 thousand metric tons. The average price was 9.4% higher in 1H09 and 5.9% higher in 2Q09 when compared to the same period in 2008. We did not feel the effects of the global crisis in this segment as people began to eat more at home but still demanded quality products, due to the strength of Sadia's brand.

The poultry segment recorded revenues of R$ 261.6 million in 1H09, which is an increase of 22.1% in relation to 1H08 and the volume sold was also higher by 22.0% totaling 62.5 thousand metric tons. The average price for the first semester was practically in line with that of the 1H08. The performance of this segment in 2Q09 was equally favorable registering growths greater than 20% in comparison to 2Q08, both in revenues that reached R$ 129.0 million as well as in volume reaching 29.7 thousand metric tons, but the average price for the quarter was lower by 1.6% in relation to 2Q08. This increase in sales during both periods was a result mostly due to the redirection of the products in this segment from the export market to the internal market.

The gross revenue reached by the pork segment was R$ 132.9 million in the semester and R$ 66.8 million in 2Q09, which are amounts 17.0% and 2.5% higher in relation to 1H08 and 2Q08 respectively. Physical sales in 1H09 and 2Q09 were also higher compared to the same periods in 2008, totaling 26.3 thousand metric tons and 12.9 thousand metric tons and representing growths of 20.1% and 7.2%. The prices were lower in relation to 1H08 and 2Q08 by 2.5% and 4.4% respectively.

Revenues generated by the beef segment surpassed that of 1H08 by 5.9% totaling R$ 54.5 million in 1H09 and the volume, which totaled 10.4 thousand metric tons, was 2.1% higher for this period. The average price was also 3.8% higher. In 2Q09 the revenues registered were R$ 33.3 million, which is 4.8% lower than 2Q08, and the physical sales totaled 6.1 thousand metric tons, which is practically in line with 2Q08 even with a drop in the average price of 5.9%.

BREAKDOWN OF GROSS OPERATING REVENUE – DOMESTIC MARKET

AVERAGE PRICES – R$/KG – DOMESTIC MARKET

Export Market

With the continuation of the effects of the world financial crisis the Company's performance in the export market was not favorable for the second quarter of this year, but there was an improvement in relation to the 1Q09. Exports totaled R$ 2.4 billion in 1H09 and R$ 1.2 billion in 2Q09, which is a drop of 9.1% in the half and 13.9% in the quarter while the volume exported totaled 527.9 thousand metric tons and 274.3 thousand metric tons, a reduction of 10.6% and 12.3% compared to the first half and quarter of last year. The average prices in reais were slightly higher in 1H09 by 0.7% in relation to the previous half and lower by 2.4% in relation to the previous quarter.

The poultry segment continues being the most represented in the total exports by the Company, being responsible for 71.4% of the total revenues in both the half and quarter comparisons, and 78.9% of the total volume exported in the half and 78.8% in the quarter comparison. Revenues from this protein recorded R$ 1.7 billion in 1H09 and R$ 882.1 million in 2Q09, 12.0% and 16.8% lower than the same period in 2008 and the volumes sold totaled 416.3 thousand metric tons and 216.2 thousand metric tons in 1H09 and 2Q09, respectively 10.1% and 12.4% lower. In relation to the sales of this protein, the recovery of exports did not occur in 2Q09 as expected due to high inventory levels in some countries as well as a lower demand by some importers. The average prices in reais also dropped by 2.1% and 5.1% in relation to 1H08 and 2Q08.

Revenues from processed products in relation to total revenues from the export market was approximately 12% in 1H09 and in 2Q09, which is two percentage points higher than the same periods in 2008. The income recorded from the processed products reached R$ 299.1 million in 1H09, which was 6.3% higher than 1H08, and the volume totaled 50.8 thousand metric tons, 14.1% lower than 1H08. In 2Q09 the income was of R$ 152 million 4.3% higher than 2Q08 and physical sales totaled 26.0 thousand metric tons 13.8% lower than the same period in 2008. The prices in reais for the half and quarter registered increases of 23.7% and 20.9%, respectively.

The pork segment presented income of R$ 232.7 million in 1H09, a drop of 9.5% in relation to 1H08, and the volume exported was 6.9% lower corresponding to 45.3 thousand metric tons. In 2Q09 the income registered was R$ 116 million and the volume sold totaled 22.1 thousand metric tons, values 20.4% and 13.1% lower than those of 2Q08. The impact of the credit crisis in Eurasia continues affecting the results of this protein. The prices charged in reais for this protein showed a drop of 2.8% and 8.4% in 1H09 and 2Q09.

The beef segment recorded gross revenue of R$ 103.4 million and the volume totaled 15.6 thousand metric tons in 1H09, values 19.0% and 23.0% lower in relation to 1H08. Drops were also seen in 2Q09 of 6.5% in revenues, which totaled R$ 61.8 million and 4.5% in volumes sold, which reached 10.1 thousand metric tons. The average prices in reais were 5.1% higher in 1H09 and 2.1% lower compared to 2Q08.

BREAKDOWN OF GROSS OPERATING REVENUE – EXPORT MARKET

AVERAGE PRICES – R$/KG – EXPORT MARKET

EXPORTS BY REGION

NET OPERATING REVENUE

The Company's consolidated net revenues totaled R$ 5.0 billion in 1H09, 3.0% higher than 1H08. Larger volumes sold and higher average prices in the domestic market contributed to this performance. In 2Q09 the revenues were R$ 2.6 billion, 1.4% lower than that recorded for 2Q08. The average devaluation of the real in relation to the dollar from 2Q08 to 2Q09 was of 24.3%.

GROSS INCOME

Gross income reached R$ 957.2 million in 1H09 and R$ 570.9 million in 2Q09, amounts 18.7% and 10.7% lower to the respective periods in 2008. Gross margins also presented drops of 5.1 percentage points for the semester and 2.3 percentage points in the quarter. These results were mostly due to the increase in indirect costs, mainly from the Lucas do Rio Verde and Vitória de Santo Antão units that presented costs associated with starting up of their activities, and in the direct costs especially of soybean meal. The price of corn rose due to the news of adverse climatic factors during the second corn harvest and the price of soybeans were pressured upwards due to the reduction of worldwide inventory levels.

OPERATING INCOME

The relation between operating expenses—selling, general, administrative and other expenses—and net revenues remained around 18.0% for the 1S09 and decreased from 18.5% in the 2Q08 to 17.8% in the 2Q09.

Selling expenses totaled R$ 814.3 million in 1H09, an increase of 7.5% in relation to 1H08 and in 2Q09 totaled R$ 400.5 million remaining practically the same as 2Q08. The relation of these expenses with net revenue increased from 15.5% in 1H08 to 16.2% in 1H09 due to the increases in the expenses with freight and with personnel, and in 2Q09 this relation remained stable when compared to 2Q08, which is around 15.5%.

General and administrative expenses totaled R$ 67.5 million in 1H09 and R$ 34 million in 2Q09 and are equivalent to 1.3% of the net revenue during both periods. The reductions of 1.8% and 9.6% seen in the comparisons with 1H08 and with 2Q08 reflect drops in the occupational expenses.

The operating income before financial expenses and equity pickup (LAJIR or EBIT) in 1H09 reached R$ 53.8 million, 81.5% lower than 1H08. In 2Q09 this result totaled R$ 112.4 million, which was 28.6% less than 2Q08.

EBITDA (earnings before interest, taxes, depreciation, amortization) totaled R$ 310.5 million in 1H09 and R$ 248.0 million in 2Q09, values 42.9% and 13.7% lower than the same periods last year. The EBITDA margin was 6.2% in 1H09, lower by 4.9 percentage points to that reached in 1H08, and in 2Q09 it reached 9.6%, which is equivalent to a drop of 1.4 percentage point in relation to 2Q08. In 2Q09 the Company had a non recurrent gain of R$55.5 million in reference to a formal inquiry to the Brazilian Internal Revenue Service challenging its interpretation as refers to the possibility of discounting full credits from the contribution to PIS and of COFINS in relation to the acquisitions of agricultural inputs for agribusiness in the period between August 2004 and April 2006. In June 2009 the Company obtained a favorable answer to the inquiry, allowing it the restated full credit.

Without this non recurrent event the restated EBITDA margin for the 2Q09 was 7.5%.

EBITDA CALCULATION = EBIT + DEPRECIATION/AMORTIZATION + EMPLOYEE PROFIT SHARING
	2Q08	2Q09
EBIT	157,507	112,399
(+)DEPRECIATION/AMORTIZATION	102,800	127,769
(+)EMPLOYEE PROFIT SHARING	20,426	5,614
(+)NON RECURRENT RESULTS	6,625	2,249
EBITDA	287,358	248,031
EBITDA MARGIN	11.0%	9.6%

FINANCIAL RESULT

Sadia's net financial result was positive R$ 346.5 million in 1H09 against R$ 96.6 million in 1H08. In the quarterly comparison, this positive result added R$ 606.5 million in the 2Q09 and R$ 6.5 million positive in 2Q08.

On June 30, 2009 there were no outstanding contracts with derivative instruments exposed to the variation of the US currency. The settlement of these contracts of around R$ 92.4 million were made on July 2.

	June 30, 2009	June 30, 2008

Financial expenses
Interest	(285,106)	(115,830)
Loss on investment funds	(52,329)	-
Loss on the share sale	-	-
Monetary variations - Liabilities	(3,002)	(10,598)
Exchange variations - Liabilities	547,218	252,834
Exchange variations on foreign investments	(42,305)	(76,214)
Other	(16,816)	(17,149)

	147,660	33,043

Financial income
Interest	45,085	31,995
Gains on share sale	130,673	-
Exchange variations - Assets	1,843	2,668
Monetary variations - Assets	24,963	(83,136)
Gains on derivatives instruments	-	72,060
Other	(3,761)	40,012

	198,803	63,599

Consolidated Financial Result	346,463	96,642

INDEBTEDNESS - R$ MILLIONS

Net debt reached R$ 6.0 billion, a drop of R$ 749.2 million since March/09, influenced mainly by the financial result of R$ 606.5 million in the quarter.

,

NET INCOME/LOSS

The Company recorded a net income of R$ 107.1 million in 1H09 and R$ 346.3 million in 2Q09, which was 124.8% higher than 2Q08. Return on Equity (ROE) in 1H09 was 19.7%.

INVESTMENTS - R$ MILLIONS

Investments made totaled R$ 301.9 million during the first half of 2009 and R$ 131.7 million in 2Q09, amounts 68.3% and 74.9% lower to those in the same periods in 2008. The poultry segment received the most investments in the quarter, R$ 62.4 million (47.4%), followed by the pork segment, which totaled R$ 34.9 million (26.5%) and by processed products that received R$ 11.6 million (8.8%). The beef segment received investments of R$ 617 thousand (0.5%) and R$ 22.2 million were invested in other areas (16.8%).

CAPITAL MARKET

BM&FBOVESPA - São Paulo Stock Exchange

The Company's preferred shares are part of the theoretical portfolio of BMF&BOVESPA (Ibovespa). In this portfolio that lists 64 stocks, Sadia's relative weight remained basically stable in this index for the four-month period of May to August of 2009 when compared with the previous four-month period: from 1.14% to 1.16%.

Sadia’s shares are included in the Index of Shares with Differentiated Corporate Governance (IGC), the Index of Shares with Tag-Along Rights (ITAG), and the Corporate Sustainability Index (ISE).

Sadia preferred shares [SDIA4] had a devaluation of 58.1% in the last twelve months up to June 30, 2009 and Ibovespa fell by 20.8%. The daily average financial volume in 2Q09 increased by 12.7% in relation to 2Q08, reaching the level of R$ 42.3 million compared to R$ 36.9 million in the same quarter the previous year.

Sadia PN vs. Ibovespa
Base 100 = 06/30/2008
79.2
41.9
6/30/2008
9/30/2008
12/30/2008
3/30/2009
6/30/2009
Sadia
IBOVESPA

New York Stock Exchange

Sadia [SDA] Level II ADRs devalued by 65.6% in U.S. dollars, while the Dow Jones Index devalued by 25.6% in the last twelve months. The average daily trading volume in the quarter dropped 74.2% in relation to the same period in 2008 reaching US$ 4.0 million. ADRs represented 13.6% of the total Sadia preferred shares at June 30.

Sadia PN vs. Dow Jones
Base 100 = 06/30/2008
74.4
34.4
6/30/2008
9/30/2008
12/30/2008
3/30/2009
6/30/2009
Sadia
Dow Jones

Latibex

Sadia PN shares have been listed on Latibex [XSDI] since November 15, 2004. This market trades Latin American securities on the Madrid Stock Exchange. From June 30, 2008 to June 30, 2009 the shares devalued by 62.3%. The average daily trading volume for 2009 was € 45.1 thousand, a drop of 35.7% over the same period the previous year when the average daily trading volume was € 70.1 thousand. These shares represented 0.2% of the total Sadia preferred shares at June 30.

MARKET DATA - BOVESPA	2Q08	2Q09	2Q09/2Q08
Sadia Common Shares / SDIA3 - thousands (Free Float = 33.4%)	257,000	257,000
Sadia Preferred Shares / SDIA4 - thousands (Free Float = 90.4%)	426,000	426,000
Total Outstanding Shares - thousands* (Float = 69.0%) (1)	683,000	683,000
Closing Price - R$/share SDIA3 (1)	11.31	4.68	-58.6%
Closing Price - R$/share SDIA4 (1)	11.36	4.76	-58.1%
Mkt. Capitalization - R$ millions (1)	7,758.9	3,251.1	-58.1%
Volume of Shares Traded - thousand	190,164	590,280	210.4%
Daily Average Volume of Shares Traded - thousand	3,067	9,677
Financial Volume Traded - R$ million	2,289.2	2,579.8	12.7%
Daily Average Financial Volume Traded - R$ million	36.9	42.3

MARKET DATA - NYSE	2Q08	2Q09	2Q09/2Q08
Total Outstanting ADR´s - thousands (2)	38,068	19,339	-49.2%
Participations in Trading Sessions	100%	100%
Closing Prices - US$/ADR (1)	21.34	7.34	-65.6%
Mkt. Capitalization - US$ millions (1)	812.4	141.9	-82.5%
Volume of Shares Traded	43,520,741	38,432,996	-11.7%
Daily Average Volume of Shares Traded	679,943	610,048
Financial Volume Traded - US$ thousand	965,309	249,370	-74.2%
Daily Average Financial Volume Traded - US$ thousand	15,082.5	3,958.3
(¹) At the end of the period.
(²) The ratio of 10 preferred shares per ADR was changed to 3 preferred shares per ADR on 06/02/2008
Souces: Sadia, Bovespa and NYSE

SUBSEQUENT EVENTS

Sale of Equity Interest

According to a public announcement released on July 5, 2009, the Company, through its subsidiary Sadia GmbH, signed an agreement for the sale of its interest of 60% in the capita of Investeast Ltd., controlling shareholder of all the stock issued by Concórdia Ltd (owner of the industrial plant located in Kaliningrad, Russia), to its partner Fomanto Investments Limited for the price of US$77.5 million. The consummation of this transaction is bound to the release from all the financial obligations assumed by the joint venture with IFC – International Finance Corporation and approval by the Meeting of Shareholders of Sadia.

Partnership Agreement

On July 8, 2009, during an Extraordinary General Meeting, the shareholders of BRF - Brasil Foods S.A. approved the takeover of all the 226,395,405 shares issued by HFF Participações S.A. (former parent company of Sadia S.A.) based on their economic value in the amount of R$1,482,889,902.75, through an exchange relation of 37,637,557 new nominative common shares, without certificate and with no par value, issued by BRF, at the issue price of R$39.40 per share, with Sadia henceforth becoming a subsidiary of BRF.

At an Extraordinary General Meeting held on July 8, 2009 the participants approved the sale of equity interest in Concórdia Holding Financeira, parent company of Concórdia Banco S.A. and of Concórdia S.A. Corretora de Valores Mobiliários, Câmbio e Commodities, through an exchange for 1,991,211 common shares issued by BRF – Brasil Foods S.A. (“BRF”) with the granting of a repurchase option of two equal lots of these shares, within 180 and 360 days after the option contracting date.

At an extraordinary meeting of the Board of Directors of Sadia held on July 8, 2009, the Board decided to submit to the examination and approval of the shareholders at an Extraordinary General Meeting, called on August 18, 2009, the following subject matters; i) sale of equity interest in Investeast Limited, ii) examination, discussion and approval of the Protocol and Justification of Takeover of Shares Issued by the Company by BRF - Brasil Foods S.A.; and iii) approval of the appraisal report containing the calculation of the ratios of substitution of shares of the non-controlling shareholders of the Company, by shares of BRF - Brasil Foods.

Certain loan and financing contracts of the Company have acceleration clauses in case of change in control, whereas the events mentioned activate said contracts and accelerate the maturities of the respective debts. The Company obtained 100% of waivers from the financial institutions, maintaining the original maturities of these loans and financings.

On July 27, 2009 the Company received as advance for future capital increase from its parent company BRF - Brasil Foods S.A. the amount of R$ 950 million. These funds were used in the settlement of Export Credit Notes – NCE, with short-term maturity, in the amount of R$ 930 million. For the period of July 28 to August 14, 2009 certain debt instruments came due from Pre Payment of Exports and ACC´s (Currency Contracts) in the amount of R$ 729,7 million and certain governmental credit lines (custeio pecuário) of R$70.8 million of which we rolled over a total amount of R$268.1 million.

The transaction was submitted to the CADE (Conselho Administrativo de Defesa Econômica - the Brazilian government agency with antitrust decision making authority) on June 9, 2009 in light of Brazilian merger control rules (namely, article 54 of Law nº 8,884/94). The merger case is undergoing the regular review proceeding and the Parties will cooperate with the authorities upon request. On July 7, 2009, the Parties entered into an agreement (an Acordo de Preservação da Reversibilidade da Operação or “APRO”) with the CADE. The APRO does not suspend the transaction; it aimed at allowing the parties to take the required restructuring steps whilst ensuring the reversibility of the business combination until a final decision is made by CADE. The APRO provisions maintain effective competition between the Parties while the competitive effects associated with the transaction are under review. After an analysis by the Secretaria de Acompanhamento Econômico (the Economic Policy Bureau of the Ministry of the Treasury, or “SEAE”) and the Secretaria de Direito Econômico (the Economic Law Office of the Ministry of Justice, or “SDE”), the CADE will assess the transaction’s impacts on competition. If CADE understands the transaction hinders competition and thus harms consumers, the deal may be blocked as a whole or subject to significant conditions for its approval, the latter including performance commitments on the combined company, divestments from certain businesses, product lines, trademarks or production facilities.

Report 20-F 2008 is filed and is available upon request, free of charge, from http://ri.sadia.com.

CONFERENCE CALLS ON THE 2Q09 RESULTS

International:
Time: 2:00 PM (Brasília time) 1:00 PM (ET)
Telephones for connection:
Brazil: (11) 4688-6361
USA: (1 800) 860-2442
Other countries: (1 412) 858-4600

National:
Time: 3:30 PM (Brasília time) 2:30 PM (ET)
Telephones for connection:
Brazil: (11) 4688-6361

Webcast: The audio and teleconference session of the meeting will be broadcast live on internet along with a slide presentation on the website http://ri.sadia.com.br

The forward-looking statements on the business outlook, projections of operating and financial results, and the potential growth of the Company contained in this publication are mere predictions and were based on Management's expectations in relation to the future of the Company. These expectations are highly dependent on market changes, on the overall economic performance of Brazil, on the industry, and on the international markets, being therefore subject to change.

EBITDA represents the net income (loss) before the financial result, social contribution, income tax, depreciation, and amortization. EBITDA should not be considered as an alternative to net income (loss), as an indicator of the Company's operating performance, or as an alternative to cash flow as an indicator of liquidity. The Company's management believes that EBITDA provides a useful measure to evaluate its operating performance and to compare it with other companies. However, it is important to bear in mind that EBITDA is not a measure recognized under Brazilian accounting principles and it may be defined and calculated differently by other companies.

The Company's financial information hereby presented is in compliance the criteria of Brazil's corporate legislation based on the financial information audited. The non-financial information as well as other operating information were not the object of special review by the independent auditors.

ATTACHMENT I

INCOME STATEMENT - CONSOLIDATED

	1S08		1S09		1S09/ 1S08	2Q08		2Q09		2Q09/ 2Q08
	R$ '000%		R$ '000%		%	R$ '000%		R$ '000%		%
Gross Operating Revenue	5,528,961	113.2%	5,837,285	116.0%	5.6%	2,941,678	112.8%	2,974,750	115.6%	1.1%
Domestic Market	2,894,579	59.3%	3,442,397	68.4%	18.9%	1,507,072	57.8%	1,740,036	67.6%	15.5%
Export Market	2,634,382	54.0%	2,394,888	47.6%	-9.1%	1,434,606	55.0%	1,234,714	48.0%	-13.9%
(-) Sales Tax and Services Rendered	(646,401)	-13.2%	(806,406)	-16.0%	24.8%	(333,647)	-12.8%	(402,004)	-15.6%	20.5%
Net Operating Revenue	4,882,560	100.0%	5,030,879	100.0%	3.0%	2,608,031	100.0%	2,572,746	100.0%	-1.4%
Cost of Goods Sold and Services Rendered	(3,704,920)	-75.9%	(4,073,728)	-81.0%	10.0%	(1,968,687)	-75.5%	(2,001,832)	-77.8%	1.7%
Gross Profit	1,177,640	24.1%	957,151	19.0%	-18.7%	639,344	24.5%	570,914	22.2%	-10.7%
Selling Expenses	(757,794)	-15.5%	(814,319)	-16.2%	7.5%	(402,349)	-15.4%	(400,546)	-15.6%	-0.4%
Management Compensation	(9,333)	-0.2%	(9,187)	-0.2%	-1.6%	(4,802)	-0.2%	(4,733)	-0.2%	-1.4%
Administrative Expenses	(68,728)	-1.4%	(67,466)	-1.3%	-1.8%	(37,650)	-1.4%	(34,021)	-1.3%	-9.6%
Employees Profit Sharing	(43,539)	-0.9%	(6,005)	-0.1%	-86.2%	(20,426)	-0.8%	(5,614)	-0.2%	-72.5%
Others Operating Results	2,320	0.0%	(3,483)	-0.1%	-250.1%	(9,985)	-0.4%	(11,352)	-0.4%	13.7%
Non-Recurring Results	(9,282)	-0.2%	(2,858)	0.1%	-69.2%	(6,625)	-0.3%	(2,249)	0.1%	-66.1%
Earnings Before Interest and Taxes	291,284	6.0%	53,833	1.1%	-81.5%	157,507	6.0%	112,399	4.4%	-28.6%
Financial Result, Net	96,642	2.0%	346,463	6.9%	258.5%	6,473	0.2%	606,504	23.6%	9,269.8%
Equity Pick Up	0	0.0%	443	0.0%	-	0	0.0%	678	0.0%	-
Income Before Taxes	387,926	7.9%	400,739	8.0%	3.3%	163,980	6.3%	719,581	28.0%	338.8%
Income Tax and Social Contribution	14,109	0.3%	(302,082)	-6.0%	-2,241.1%	(11,498)	-0.4%	(376,810)	-14.6%	3,177.2%
Net Income before Minority Interest	402,035	8.2%	98,657	2.0%	-75.5%	152,482	5.8%	342,771	13.3%	124.8%
Minority Interest	(300)	0.0%	(8,472)	-0.2%	2724.0%	(1,587)	-0.1%	(3,554)	-0.1%	123.9%
Net Income	402,335	8.2%	107,129	2.1%	-73.4%	154,069	5.9%	346,325	13.5%	124.8%
EBITDA	544,295	11.1%	310,533	6.2%	-42.9%	287,358	11.0%	248,031	9.6%	-13.7%

ATTACHMENT II

BALANCE SHEET - CONSOLIDATED

		R$ Thousand
	March 09	June 09
ASSETS
Current Assets	5,318,083	4,638,116
Cash and Cash Equivalents	1,360,434	639,686
Trade Accounts Receivable	559,013	627,575
Recoverable Taxes	493,686	481,326
Inventories	1,720,965	1,658,611
Marketable Securities	845,875	1,120,040
Other Credits	115,808	107,404
Future Contracts Accounts Receivable	222,302	3,474
Non-Current Assets	6,059,707	5,708,089
Marketable Securities	159,945	192,333
Recoverable Taxes	323,048	242,852
Other Credits	1,087,595	854,795
Investments	15,184	14,716
Property, Plant and Equipment	4,218,207	4,177,577
Intangible	135,194	134,101
Deferred Charges	120,534	91,715
Total Assets	11,377,790	10,346,205
LIABILITIES
Current Liabilities	7,009,940	5,951,244
Loans and Financing	4,272,166	4,425,116
Future Contracts Accounts Payable	1,396,354	92,448
Suppliers	876,485	889,313
Salaries and Social ChargesPayable	157,966	197,924
Taxes Payable	76,216	92,721
Dividends	832	830
Operating Liabilities	229,921	252,892
Non-Current Assets	4,140,280	3,893,920
Loans and Financing	3,734,866	3,503,567
Operating Liabilities	405,414	390,353
Minority Interest in Subsidiaries	50,601	41,811
Shareholder's Equity	176,969	459,230
Paid - Up Capital	2,000,000	2,000,000
Retained earnings	(1,861,588)	(1,515,263)
Acumulative Translation Adjustments	38,557	(25,507)
Total Liabilities and Equity	11,377,790	10,346,205

ATTACHMENT III

CASH FLOW

	June 2008	June 2009
Net Income for the period	402,335	107,129
Adjustments to reconcile net income to cash generated by operating activities:
Variation in minority interest	(12,080)	(12,144)
Depreciation, amortization and depletion	189,709	247,837
Accrued interest, net of paid interest	426,180	(542,503)
Result of allocated derivative instruments, net	(230,799)	-
Goodwill amortization	10,481	-
Equity in earnings of subsidiaries	-	(443)
Deferred taxes	(75,600)	97,523
Contingencies	(8,915)	4,248
Result from the disposal of permanent assets	2,095	2,436
Variation in operating assets and liabilities:
Trade accounts receivable	1,106	162,892
Inventories	(452,350)	192,409
Recoverable taxes and other	(423,957)	(237,373)
Interests and exchange variation	(118,789)	(256,242)
Judicial deposits	(3,000)	6,140
Suppliers	250,627	(29,374)
Advances from subsidiaries	-	-
Taxes payable, salaries payable and others	148,818	11,543
Net cash generated by operating activities	105,861	(245,922)
Investment activities:	-	-
Funds from the sale of permanent assets	1,048	1,943
Goodwill	(51,803)	-
Interests and exchange variation	20,792	68,166
Purchase of property, plant and equipment	(919,576)	(294,204)
Purchase of intangible assets	(45)	(7,708)
Purchase of deferred charges	(33,115)	-
Acquisition of subsidiary, net cash	(40,290)	-
Receivables from future contracts	271,596	402,647
Short-term investments	(810,231)	(2,889,950)
Redemption of investments	801,609	3,164,058
Cash applied in investments activities	(760,015)	444,952
Loan activities:	-	-
Loans received	1,007,435	2,456,783
Loans paid	(439,310)	(2,325,127)
Payables from future contracts	(108,826)	(1,854,986)
Dividends paid	(137,669)	(12)
Net cash from loan activities	321,630	(1,723,342)
Cash at beginning of the period	680,655	2,163,998
Cash at end of the period	348,131	639,686
Net decrease of cash	(332,524)	(1,524,312)